UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

JPMorgan China Region Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

48126T104
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,774,638

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,774,638

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,774,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,774,638

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,774,638

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,774,638

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

JPMorgan China Region Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

JPMorgan China Region Fund, Inc.
c/o J.P. Morgan Chase Bank, N.A.
1 Beacon Street, 18th Floor
Boston, MA 02108

Item 2.                 Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund ("FRONT"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust, International Equity CEF Fund ("IEF"), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund ("EMG"), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund ("EMI"), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund ("EMF"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund ("GEM"), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts, collectively "the Funds".

(d).  None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 2,774,638 Shares beneficially owned by the Reporting Persons was $38,609,161, inclusive of brokerage commissions. The aggregate purchase price of the 193,059 Shares owned directly by BMI was $2,649,068, inclusive of brokerage commissions. The aggregate purchase price of the 146,089 Shares owned directly by EWF was $1,949,572, inclusive of brokerage commissions. The aggregate purchase price of the 137,934 Shares owned directly by FREE was $1,661,978, inclusive of brokerage commissions. The aggregate purchase price of the 181,033 Shares owned directly by GBL was $2,203,613, inclusive of brokerage commissions.  The aggregate purchase price of the 63,151 Shares owned directly by IEM was $785,576, inclusive of brokerage commissions. The aggregate purchase price of the 45,467 Shares owned directly by PLUS was $593,275, inclusive of brokerage commissions.  The aggregate purchase price of the 66,214 Shares owned directly by EMF was $1,042,503, inclusive of brokerage commissions.  The aggregate purchase price of the 181,317 Shares owned directly by EMG was $2,819,797, inclusive of brokerage commissions.  The aggregate purchase price of the 104,099 Shares owned directly by EMI was $1,674,286, inclusive of brokerage commissions.  The aggregate purchase price of the 159,828 Shares owned directly by GEM was $2,483,056, inclusive of brokerage commissions.  The aggregate purchase price of the 1,496,447 Shares owned directly by the Segregated Accounts was $20,746,437, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons have had discussions with the Board of Directors of JPMorgan China Region Fund, Inc. as a result of the Fund's proxy ballot and related stockholder proposal.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 2,774,638 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 43.0% of the 6.448 million Shares outstanding as of September 20, 2016, as last reported by the Fund. As of the date hereof, BMI, EWF, FREE, GBL, IEM, PLUS, EMF, EMG, EMI, GEM and the Segregated Accounts owned directly 193,059; 146,089; 137,934; 181,033; 63,151; 45,467; 66,214; 181,317; 104,099; 159,828; and 1,496,447 Shares, respectively, representing approximately 2.99%, 2.27%, 2.14%, 2.81%, 0.98%, 0.71%, 1.03%, 2.81%, 1.61%, 2.48% and 23.21% respectively, of the 6.448 million Shares outstanding as of September 20, 2016.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

None

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

See letter dated September 20, 2016, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 20, 2016

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director

Exhibit A

September 20, 2016

The Rt. Hon. The Earl of Cromer
Chairman, JPMorgan China Region Fund, Inc.	Also mailed to:
1 Beacon Street, 18th Floor	60 Victoria Embankment
Boston, MA 02108	London EC4Y 0JP
USA	United Kingdom

Dear Lord Cromer,

City of London Investment Management Company Limited ("City of London") is, on behalf of our clients, an investor in the JPMorgan China Region Fund, Inc. (the "Fund").  We are writing today in response to the Fund's announcement, released earlier today, that the anticipated merger between the Fund and the Korea Equity Fund, Inc. has reached an impasse and that discussions between the two Funds have been suspended.

Our view is that this turn of events is a great shame. We believe that provisions of the Maryland Business Combination Act prevented what would otherwise have been a very positive transaction for all shareholders of both Funds. These provisions cast a pall over the U.S. closed-end fund industry.

Both Funds elected years ago to voluntarily adopt the provisions of the Act.  Those decisions led directly to the current situation. The provisions that prevented the merger from progressing were not uncovered for several months. We believe this outcome reflects the complexity of the Act and is a classic example of an unintended consequence.

At this point, shareholders will need to reassess the situation. Another shareholder had initially submitted a proposal to terminate the investment management contract. In good faith, believing that the merger between the two Funds would proceed as announced, we voted against that proposal. Now, we currently intend to submit our own proposal to terminate the investment management agreement at the earliest possible opportunity.

Sincerely,

Jeremy Bannister
Director, Corporate Governance